Massimo Group

3101 W Miller Road

Garland, TX 75041

VIA EDGAR

October 25, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention:	Stephany Yang
Claire Erlanger
Erin Donahue
Anne Parker

Re:	Massimo Group
Draft Registration Statement on Form S-1
Submitted September 21, 2023
CIK No. 0001952853

Ladies and Gentlemen:

Massimo Group (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 17, 2023, relating to the Draft Registration Statement on Form S-1, submitted by the Company to the Commission on September 21, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise the cover page to disclose that you are a controlled company. Please identify the controlling stockholder(s), and disclose the percentage of voting power to be held by such stockholder following the transactions and if true, that this stockholder will have the ability to determine all matters requiring approval by stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page of the Registration Statement to include the requested information.

2.	We note your disclosure that you obtained statistical, market and other industry data and forecasts from publicly available information, and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for the information in this registration statement. Please either revise this section to remove such implication or state specifically that you are liable for all information in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page of the Registration Statement to remove such implication.

Prospectus Summary, page 1

3.	When you discuss revenues for the fiscal years ended December 31, 2022 and December 31, 2021, please also disclose net income.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 1 and 51 of the Registration Statement to include the requested information.

Summary of Significant Risks Affecting Our Company, page 6

4.	Please revise to provide a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure beginning on page 6 of the Registration Statement to ensure that the summary is no more than two pages long.

Risk Factors, page 13

5.	Please provide risk factor disclosure regarding the exclusive forum provisions in your articles of incorporation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 34 of the Registration Statement to include the requested information.

We currently maintain all our cash and cash equivalents with one financial institution…, page 14

6.	Please reconcile your statement in the first sentence that you “currently maintain all [y]our cash and cash equivalents with three financial institutions” (emphasis added) with disclosure in other parts of the document that you maintain all your cash and cash equivalents with one financial institution.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 13 of the Registration Statement to make clear that it holds its cash and cash equivalents at three financial institutions.

We rely on freights to ship the products that we purchase from our suppliers, page 18

7.	We note your risk factor indicating that inflation could result in unanticipated overseas freight fluctuation costs. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 18, 42, 63, and 65 of the Registration Statement to discuss the impact of inflation and freight cost fluctuations on its business and will update the disclosure as necessary in future filings.

Supply problems, termination or interruption of supply arrangements or increases, page 19

8.	We note that you often rely on a sole supplier or a limited number of suppliers, mostly based in China. Please update this risk factor to disclose any disruptions you have experienced due to such reliance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 18 of the Registration Statement to include the requested information.

The failure of our information technology systems or a security breach involving, page 23

9.	Please update this risk factor to disclose if you have been subject to any material cyber security incidents, and discuss any measures you have taken to mitigate these risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 22 of the Registration Statement to confirm that it has not been subject to any material cyber security incidents and measures we’ve taken to mitigate risks.

Business, page 52

10.	We note your disclosure that you stand at the top of Tier 2 in the motor sports and pontoon boat industries. Please provide a basis for this assertion and revise your disclosure to explain what Tier 2 means.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 1 and 51–52 of the Registration Statement to clarify where it believes it sits in the motor sports and pontoon boat industries.

11.	We note your disclosure that you have “been developing new product lines such as EV chargers, IE Solar, and electric pontoon boats.” Please update your disclosure to provide the current stage of development for these products.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 1 of the Registration Statement to include the requested information.

Consolidated Balance Sheets, page F-3

12.	We note your disclosure of 40,000,000 common shares with $0.001 par value issued and outstanding as of December 31, 2022 and 2021 with no balances recorded for the common shares on page F-3. On page F-23, you disclose 40,000,000 common shares with no par value were issued on June 1, 2023, and all share information included in the consolidated financial statements have been retroactively adjusted for the reorganization as if such reduced par value and common shares issuance occurred on the first day of the first period presented. Please clarify and disclose when the par value of common shares was reduced from $0.001 to no par value and revise the disclosures throughout the filing to reflect the change, if accurate, or revise the disclosures to reflect the $0.001 par value of 40,000,000 common shares issued and outstanding in the financial statements. Additionally, please tell us why the equity section does not attribute any value (common share or APIC) to the issuance of the 40,000,000 common shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 10–11, F-3–F-5, and F-23 of the Registration Statement to include the requested information and to clarify the par value of the common shares and the value of the issuance of 40,000,000 common shares.

Consolidated Statements of Operations and Comprehensive Income, page F-4

13.	We note from your disclosure in Note 14 that prior to June 2023, you were considered an S Corporation and were not subject to Federal income tax and Texas state tax. However, upon the conversion to a C Corp in June 2023, you became subject to US Federal income tax. Please revise your statement of operations for all period presented to include disclosure of pro forma tax and earnings per share data.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 11, 40, and F-4 of the Registration Statement to include the requested information.

General

14.	Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 18 and 65 of the Registration Statement to include the requested information and will make such future updates as are necessary.

15.	Please disclose whether and how your business segments, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

●	Suspend the production, purchase, sale or maintenance of certain items;
●	Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
●	Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
●	Be unable to supply products at competitive prices or at all due to export restrictions or sanctions.

Explain whether and how you have undertaken efforts to mitigate and where possible quantify the impact to your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page pages 8, 17–18, 25, 43, and 63 of the Registration Statement to include the requested information.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Richard Anslow, Esq. of Ellenoff Grossman & Schole LLP, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Massimo Group

By:	/s/ David Shan
Name:	David Shan
Title:	Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP
Pryor Cashman LLP